Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

The following is Management’s Discussion and Analysis (“MD&A”) of the consolidated financial condition and results of operations of Midas Gold Corp. (“Midas Gold” or the “Corporation”) for the year ended December 31, 2019 compared to the year ended December 31, 2018. This MD&A should be read in conjunction with Midas Gold’s consolidated financial statements (“Financial Statements”) for the year ended December 31, 2019 prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional corporate information, including Midas Gold’s most recent Annual Information Form (“AIF”) and other continuous disclosure documents can be accessed through the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com and the Corporation’s website at www.midasgoldcorp.com.

To the extent applicable, updated information contained in this MD&A supersedes older information contained in previously filed continuous disclosure documents. Information contained on the Corporation’s website that is not incorporated by reference does not form part of this MD&A. This MD&A contains forward-looking statements that are based on certain estimates and assumptions and involve risks and uncertainties. Actual results may vary materially from management’s expectations. See the “Forward-Looking Statements” and “Risks and Uncertainties” sections in this MD&A for further information. All “$” dollars in this MD&A are United States Dollars, unless specifically stated as “C$” which are Canadian Dollars.

The information in this MD&A is provided as at March 18, 2020.

OVERVIEW

Midas Gold was incorporated on February 22, 2011 under the Business Corporations Act of British Columbia. The Corporation was organized to hold shares in wholly owned subsidiaries that locate, acquire and develop mineral properties located principally in the Stibnite – Yellow Pine mining district in Valley County, Idaho (the “District”). The Corporation’s common shares trade on the Toronto Stock Exchange (“TSX”) and OTCQX Marketplace in the US. The corporate office of Midas Gold is located at 890-999 West Hastings St, Vancouver, BC, V6C 2W2, Canada.

HIGHLIGHTS

On January 31, 2019, the Corporation announced that it had appointed Jaimie Donovan to its Board of Directors, replacing Mark Hill, who resigned as Barrick’s representative from the Corporation’s Board.

On March 25, 2019, the Corporation announced that it amended the investor rights agreement dated May 16, 2018 (“IRA”) entered into with Barrick Gold Corporation (“Barrick”) in conjunction with Barrick’s US$38 million investment in Midas Gold completed in May 2018. These amendments were made at Midas Gold’s request and are designed to increase financing flexibility and options for Midas Gold, including a commitment by Barrick to provide a lead order.

On March 12, 2019, the Corporation announced that it filed a preliminary short form base shelf prospectus (the “Shelf Prospectus”) with the securities commissions in each of the provinces of Canada, except Quebec. On April 4, 2019, the Corporation announced that it had filed a final short-form base Shelf Prospectus with the securities commissions in each of the provinces of Canada, except Quebec. The Shelf Prospectus will allow Midas Gold to offer and issue up to C$200 million of common shares, warrants, subscription receipts, units, debt securities, or any combination of such securities (collectively, the “Securities”) during the next 25-months. The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale, which would be set forth in a subsequently filed prospectus supplement. In connection with the Shelf Prospectus filings, the Corporation also filed an amended technical report entitled “Stibnite Gold Project, Prefeasibility Study Technical Report, Valley County, Idaho” dated effective December 8, 2014 and amended March 28, 2019 (the “PFS”). Amendments to the PFS include changes to clarify that the mineral resource estimate is consistent with the CIM Definition Standards adopted by the CIM Council on May 10, 2014 (with no resulting changes to the mineral resource estimate in the PFS), and to remove the comparison of the 2012 preliminary economic assessment.

Midas Gold Corp. | Management’s Discussion & Analysis 1

On April 16, 2019, the Corporation announced it had provided an initial cash grant of $100,000 and issued 1.5 million common shares in the capital of the Corporation, valued at $877,500, to launch the Stibnite Foundation in Idaho. These grants to the Stibnite Foundation (the “Foundation”) were made in accordance with the Corporation’s ongoing annual and milestone funding obligations pursuant to the terms of the Community Agreement. The Foundation will support projects that benefit the communities surrounding the Stibnite Gold Project (“Project”) and was created through the establishment of the Community Agreement between Midas Gold Idaho and eight communities and counties throughout the West Central Mountains region of Idaho.

On June 6, 2019, the Corporation announced that it had been advised that the Nez Perce Tribe intended to initiate legal action against the Corporation and its subsidiaries related to alleged water quality impacts related to historical mining activity undertaken prior to Midas Gold’s involvement in the site.

On June 10, 2019, the Corporation entered into an agreement with RBC Capital Markets and BMO Capital Markets (as co-lead underwriters) and Haywood Securities in connection with a bought deal public offering (the “Offering”) of 33,200,000 common shares of the Corporation (the “Common Shares”). The Common Shares were offered at a price of C$0.60 per Common Share for gross proceeds of C$19,920,000. Paulson & Co. Inc participated in the Offering in order to maintain its pro rata partially diluted interest of 29.11% of outstanding Common Shares. Barrick Gold Corporation (“Barrick”) acquired Sufficient Common Shares so as to give Barrick a 19.9% ownership interest of all outstanding Common Shares upon completion of the Offering.

On August 8, 2019, the Nez Perce Tribe followed on from its Notice of Intent to sue (as reported on June 6, 2019) by filing suit in federal court on matters pertaining to water quality in the Stibnite Mining District related to historical mining activity dating back over 80 years and long before the Corporation acquired any rights to the site. Midas Gold is not, and has never, operated on site and is not responsible for the existing contamination but has proposed the Project as a means for providing the much-needed cleanup of historical waste polluting the area today. Since well before the suit was filed, Midas Gold has been working closely with the Idaho Department of Environmental Quality (“IDEQ”) and the United States Environmental Protection Agency (“EPA”) to gain permission under the federal Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”) law to take immediate action and learn more about the specific causes of degraded water quality in a number of locations. Midas Gold firmly believes that it is not legally responsible for cleanup of site legacy impacts caused by previous mining companies or directed by government agencies. However, the Corporation wants to be part of the solution. During the quarter ended December 31, 2019, in the normal progression of such litigation, Midas Gold filed a request for a stay of proceedings based on the progress in respect of ongoing discussions with Federal and State regulators on a path under CERCLA that would provide early cleanup actions and end the litigation, in addition to a request for a dismissal of the suit based on other considerations. Both motions were consolidated for judicial review in mid-December and were ruled on in December and January. Both motions were dismissed, but the federal court invited a new motion to stay the case if the CERCLA order became “imminent”. The litigation is proceeding through discovery and if the case proceeds to trial, it will likely be set for spring, 2021. Independent from its defense of this lawsuit, the Corporation will continue moving forward with its longstanding work to assess and improve water quality in the area, restore the site and return the site to environmental standards not seen in decades through responsible, modern mining.

Earlier in the year, the Corporation announced that it had been advised that the U.S. Forest Service (“USFS”) anticipated issuing a draft Environmental Impact Statement (“EIS”) for public comment in late Q4 2019, with a Final EIS and Draft Record of Decision (“ROD”) in Q3 2020 and a Final ROD in late Q4 2020. However, on December 4, 2019, Midas Gold reported that the USFS had indicated that the Draft EIS for the Project would be made available for public review in January 2020 and issuing a Final EIS and Draft ROD in Q4 2020 and the Final ROD for the Project in Q1 2021.

Midas Gold Corp. | Management’s Discussion & Analysis 2

Subsequent events

Subsequent to year end, on January 27, 2020, the Corporation announced the USFS and other regulators working on the Project have, following internal reviews, identified a number of recommended improvements to the Draft EIS that is being prepared by the USFS as the lead agency. These recommended improvements to the Draft EIS would ultimately support a complete ROD at the conclusion of the permitting process. The USFS advised that it will update the release date for the Draft EIS in March 2020 and will provide the revised project schedule in its quarterly Schedule of Proposed Actions update to be published on April 1, 2020.

Also subsequent to year end, on March 17, 2020, the Corporation announced that it had completed a financing for gross proceeds of US$35.0 million (C$47.6 million), with proceeds to be used for continued work on the Stibnite Gold Project and for general working capital purposes. The financing was completed with Paulson & Co. Inc. (“Paulson”), on behalf of the several investment funds and accounts managed by Paulson, whereby Paulson purchased Canadian dollar denominated 0.05% senior unsecured convertible notes (the “2020 Notes”) issued by a wholly-owned subsidiary of the Corporation on a private placement basis. The 2020 Notes are convertible into common shares of the Corporation at a price of C$0.4655.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”).

In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects", “estimates”, “intends”, “anticipates”, “determine” or “believes”, or variations or the negative of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information.

With respect to forward-looking information contained herein, the Corporation has applied several material factors or assumptions including, but not limited to, certain assumptions as to production rates, operating cost, recovery and metal costs; that any additional financing needed will be available on reasonable terms; the exchange rates for the U.S. and Canadian currencies will be consistent with the Corporation's expectations; that the current exploration, development, environmental other objectives concerning the Project can be achieved and that the Corporation's other corporate activities will proceed as expected; that the current price and demand for gold and other metals will be sustained or will improve; that general business and economic conditions will not change in a materially adverse manner and that all necessary governmental approvals for the planned exploration, development and environmental protection activities on the Project will be obtained in a timely manner and on acceptable terms; and the continuity of economic and political conditions and operations of the Corporation.

The forward-looking information contained herein is subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by such forward-looking information. In addition to those discussed in the Corporation's public disclosure record, such risks and other factors include, among others, the risks and uncertainties set out under the heading “Risks and Uncertainties” in this MD&A.

Although the Corporation has attempted to identify important factors that could affect the Corporation and may cause actual actions, events or results to differ materially from those described in the forward-looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on such forward- looking information.

Midas Gold Corp. | Management’s Discussion & Analysis 3

2020 OUTLOOK AND GOALS

During 2020, Midas Gold’s objectives continue to be to advance the permitting process for the Stibnite Gold Project under the National Environmental Protection Act (“NEPA”) and, in parallel, to advance the technical work and studies needed to support the completion of a feasibility study for the Project. In conjunction with the foregoing, Midas Gold will continue to engage and consult with regulators, communities, tribes and other stakeholders to the best of its ability in respect of the concepts for the Project set out in the Plan of Restoration and Operations (“PRO”) in order to ensure that plans for the restoration and redevelopment of the Project addresses concerns and issues to the extent environmentally, technically and commercially feasible. As part of this ongoing process, Midas Gold submitted a modified version of the PRO to the regulators in Q2/19 which incorporated a number of refinements to the original PRO that are designed to reduce footprint and improve environmental outcomes and enhance habitat. This modified PRO is being considered alongside other alternatives being assessed by the regulators under NEPA. Currently, the next milestone for the Project is the publication of the Draft EIS, which is anticipated to occur in 2020, followed by a public comment period and, subsequently, the publication of a final EIS and a feasibility study for the Project. The extended permitting schedule related to delays announced in 2018, 2019 and early 2020, has provided Midas Gold the opportunity to undertake certain value engineering exercises and, where appropriate, to include the results of such evaluations in the planned feasibility study. As part of this Project optimization process, Midas Gold’s personnel and its consultants are working to optimize various aspects of the Project, including mine planning, scheduling and stockpiling, plant layout and water management strategies.

The Corporation continues to balance the timing and prioritization of expenditures with the intention of delivering the Corporation’s major objectives in a timely and cost-effective manner.

SELECTED ANNUAL INFORMATION

The following is a summary of certain selected consolidated financial information of the Corporation for the years ended December 31, 2019, 2018 and 2017:

Year Ended (All amounts in $)	Revenue	Net Loss and Comprehensive Loss	Basic & Diluted Loss per Share	Total Assets	Long Term Liabilities	Cash Dividend
December 31, 2019	-	(11,299,887)	(0.04)	90,504,860	53,080,148	-
December 31, 2018	-	(47,287,985)	(0.22)	101,950,530	71,913,460	-
December 31, 2017	-	(8,292,263)	(0.05)	90,641,162	52,762,758	-

Midas Gold Corp. | Management’s Discussion & Analysis 4

RESULTS OF OPERATIONS

Net Loss and Comprehensive Loss

	Three Months Ended		Year Ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
EXPENSES
Consulting	$101,205	$2,912	$199,628	$44,001
Corporate salaries and benefits	186,380	276,310	779,803	649,053
Depreciation	63,780	54,467	249,300	267,085
Directors’ fees	34,427	29,321	131,217	124,719
Exploration and evaluation	7,779,233	6,744,648	26,877,306	25,072,224
Office and administrative	45,720	45,200	141,743	177,495
Professional fees	177,945	113,785	363,243	187,256
Share based compensation	434,322	265,769	1,935,681	1,305,433
Shareholder and regulatory	78,626	82,159	348,850	341,851
Travel and related costs	45,511	53,845	215,920	241,063
OPERATING LOSS	$8,947,150	$7,668,416	$31,242,691	$28,410,180

OTHER EXPENSES (INCOME)
Change in fair value of warrant derivative	$172,142	$11,208	$(180,096)	$202,224
Change in fair value of Convertible Note derivative	794,934	1,634,705	(24,786,758)	22,783,374
Finance Costs	709,151	631,151	2,707,277	2,475,660
Foreign exchange loss (gain)	990,736	(3,740,906)	2,883,315	(5,946,729)
Gain/loss on sale of building and equipment	-	-	(18,500)	-
Interest income	(104,791)	(208,902)	(548,042)	(636,724)
Total other expenses (income)	$2,562,173	$(1,672,744)	$(19,942,804)	$18,877,805

NET LOSS AND COMPREHENSIVE LOSS	$11,509,323	$5,995,672	$11,299,887	$47,287,985

Net loss and comprehensive loss for Midas Gold for the three-month period ending December 31, 2019 was $11.5 million compared with a loss of $6.0 million for the corresponding period of 2018. This $5.5 million change for the three months was primarily attributable to a $4.7 million increase in foreign exchange losses, a $1.0 million increase in exploration and evaluation expenditures, a $0.2 million increase in share based compensation, $0.2 million in non-cash losses related to the change in fair value of the warrant derivative and a $0.1 million decrease in interest income partially offset by $0.8 million in non-cash gains related to the change in the fair value of the embedded derivative (“Convertible Note Derivative”) on the convertible notes (“Convertible Notes”) and a $0.1 million decrease in corporate salaries and benefits. Net loss and comprehensive loss for Midas Gold for the year ended December 31, 2019 was $11.3 million compared with a loss of $47.3 million for the corresponding period of 2018. This $36.0 million decrease for the year was primarily attributable to a $47.6 million decrease in non-cash losses related to the change in fair value of the Convertible Note Derivative on Convertible Notes and a $0.4 million decrease in non-cash losses related to the change in fair value of the warrant derivative partially offset by a $8.8 million increase in foreign exchange losses, a $1.8 million increase in exploration and evaluation expenses As noted above, the Corporation’s main focus for the year ended December 31, 2019 was the continued evaluation and advancement of the Stibnite Gold Project.

Midas Gold Corp. | Management’s Discussion & Analysis 5

An analysis of each line item follows.

Consulting

This expense relates to consulting services provided to the Corporation that do not relate to the exploration and evaluation of the Stibnite Gold Project. The expense for the current quarter and year is higher than the comparable periods in the previous year primarily as a result of increased activity related to the strategic advancement of the Stibnite Gold Project.

Corporate Salaries and Benefits

This expense results from salaries and benefits of the employees that are not directly related to the exploration and evaluation of the Stibnite Gold Project, primarily Canadian corporate employees. Salaries and benefits for the quarter ended December 31, 2019 are lower than the prior year and salaries and benefits for the year ended December 31, 2019 are higher than the prior year primarily due to the timing and amount of short-term incentive accruals.

Depreciation

This expense relates to the depreciation of the Corporation’s building and equipment. The expense for the current quarter and year is consistent with the comparable periods in the previous year.

Directors’ Fees

Each of the Corporation’s non-executive directors is entitled to annual base fees paid in quarterly installments, with the Chair of the Board, Chairs of Board Committees and Members of Board Committees receiving additional fees commensurate with each role. This expense for the current quarter and year is consistent with the comparable periods in the previous year.

Exploration and Evaluation

This expense relates to all exploration and evaluation expenditures related to the Stibnite Gold Project, including labour, drilling, field office costs, engineering, permitting, environmental and sustainability costs. The Corporation’s exploration and evaluation expenses during the current quarter and year are higher than the same periods in the prior year primarily due to increases in permitting expenditures and legal and sustainability costs, partially offset by decreases in all other categories. Additional details of expenditures incurred are as follows:

	Three Months Ended		Year Ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Exploration and Evaluation Expenditures
Consulting and labor cost	1,235,975	1,629,170	4,805,971	5,537,589
Drilling	-	-	-	458,763
Field office and drilling support	610,945	846,880	2,272,395	3,034,230
Engineering	439,335	1,243,593	2,151,586	4,793,314
Permitting	3,777,913	2,400,615	13,881,784	8,738,492
Environmental and reclamation	1,042,363	307,134	1,042,363	1,757,279
Legal and sustainability	672,702	317,256	2,723,207	752,556
EXPLORATION AND EVALUATION EXPENSE	$7,779,233	$6,744,648	$26,877,306	$25,072,224

Office and Administrative

This expense for the current quarter is predominantly the maintenance of an office in Vancouver, BC. The costs for the current quarter and are consistent with the comparative period in the prior year. The costs for the current year are lower than the prior year primarily due to the implementation of IFRS 16 in the current year.

Professional Fees

This expense relates to the legal and accounting costs of the Corporation. The costs for the three months and year ended December 31, 2019 are higher than the comparative periods in the prior year primarily due to additional professional fees related to increased legal and accounting activity in the current year.

Share Based Compensation

This expense is due to the compensation of directors, officers, employees and consultants that are share based. Share based compensation for the current quarter and year is higher than the comparable periods in the previous year due to 1.3 million more options granted during Q4 2019 and 0.9 million more options granted during Q1 2019 versus the same periods in 2018. Additionally, options granted during Q1 of the current year had a higher stock price than options granted during Q1 of 2018. The fair value of options granted is estimated at the time of the grant using the Black-Scholes option pricing model which uses various assumptions that are outlined in the Corporation’s consolidated annual Financial Statements for the year ended December 31, 2019.

Midas Gold Corp. | Management’s Discussion & Analysis 6

Shareholder and Regulatory

This expense is associated with marketing, licenses and fees, and shareholder communications. The expense for the current quarter and year is consistent with the comparable periods in the previous year.

Travel and Related Costs

This expense is a result of travel and meal costs of the Corporation’s directors, officers, employees and consultants whilst undertaking business on behalf of the Corporation. The expense for the current quarter is comparable to the same quarter in the previous year. The expense from the current year is lower than the previous year due to a decrease in director travel through the current year.

Change in Fair Value of Warrant Derivative

The Corporation issued 2,000,000 warrants in a financing transaction in May 2013, with an exercise price denominated in Canadian dollars. The Corporation determined that warrants with an exercise price denominated in a currency that is different from the entity’s functional currency should be classified as a derivative and carried at their fair value. Any changes in their fair value from period to period have been recorded as a gain or loss in the consolidated statement of net loss and comprehensive loss. There are no circumstances under which Midas Gold will be required to pay cash upon exercise or expiry of the warrants or finder’s options (see Note 7 in the Financial Statements).

Change in Fair Value of Convertible Note Derivative Liability

The Corporation issued unsecured Convertible Notes with an interest rate of 0.05% per annum in March 2016 with an exercise price denominated in Canadian dollars. The Corporation determined that the Convertible Notes with an exercise price denominated in a currency that is different from the entity’s functional currency should be classified as a derivative and carried at their fair value. Any changes in their fair value from inception to balance date have been recorded as a gain or loss in the consolidated statement of net loss and comprehensive loss. The Convertible Note Derivative is valued at fair value in accordance with IFRS. The change in fair value is primarily driven by changes in the Corporation’s share price over the past year and the reduction in the remaining term. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the Convertible Notes (see Note 9 in the Financial Statements).

Finance Costs

Finance costs for the Corporation include accretion and interest expense related to the Convertible Note as described above as well as interest expense on lease liabilities resulting from the implementation of IFRS 16, Leases, in the current year. These costs are higher in the current quarter and year as compared to the same periods in the previous year primarily due to the compounding interest on the principle balance of Convertible Notes.

Foreign Exchange

This loss is a result of the translation of the Corporation’s Canadian dollar denominated balances as at December 31, 2019, primarily on the Convertible Notes and the Convertible Note Derivative. Foreign exchange losses have increased from the comparative quarter and year due to the change in the value of the Canadian dollar compared to the US dollar.

Interest Income

This income results from interest received on the Corporation’s cash balances. Interest income in the current quarter and year is lower than the comparable periods in the prior year as a result of lower average cash balances.

Statement of Financial Position

An analysis of the December 31, 2019 and December 31, 2018 statements of financial position of the Corporation follows.

Total Assets

Total assets decreased during the year ended December 31, 2019 from $102.0 million to $90.5 million primarily as a result of cash used in operations to fund the Stibnite Gold Project partially offset by cash received in the June 2019 financing.

Midas Gold Corp. | Management’s Discussion & Analysis 7

Equity

Equity increased during the year ended December 31, 2019 from $26.7 million to $32.7 million primarily due to an increase in share capital related to the June 2019 financing, partially offset by the current year loss.

Total Liabilities

Total liabilities decreased during the year ended December 31, 2019 from $75.3 million to $57.8 million, primarily as a result of the change in fair value of the Convertible Note Derivative, which decreased from $48.5 million at December 31, 2018 to $25.5 million at December 31, 2019. The Convertible Note Derivative is valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the Convertible Notes (see Note 9 in the Financial Statements).

Cash Flows

Midas Gold’s net change in cash and cash equivalents for the year ended December 31, 2019 was an outflow of $12.4 million (2018 – $11.0 million inflow). The outflows from operating activities during the year were partially offset by inflows from financing activities.

Operating cash outflows for the year ended December 31, 2019 were $27.1 million (2018 - $27.3 million). Financing cash inflows for the year ended December 31, 2019 were $14.4 million (2018 – $38.2 million) and investing cash inflows for the year ended December 31, 2019 were $0.2 million (2018 – $0.2 million).

Long term liabilities at December 31, 2019 (above) include a Convertible Note and Convertible Note Derivative balance of $27.3 million and $25.5 million, respectively (2018 - $23.4 million and $48.5 million, respectively). The Convertible Note Derivative is valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the Convertible Notes (see Note 9 in the Financial Statements).

QUARTERLY RESULTS

The net loss and comprehensive loss of Midas Gold for the previous eight calendar quarterly periods is tabulated below.

	Revenue	Net (Loss)/Income & Comprehensive (Loss)/Income	Basic & Diluted (Loss)/Income per Share	Total Assets	Long Term Liabilities	Cash Dividend
Quarter Ended	$	$	$	$	$	$
December 31, 2019	-	(11,509,323)	(0.03)	90,504,860	53,080,148	-
September 30, 2019	-	(5,118,799)	(0.02)	98,296,817	50,494,157	-
June 30, 2019	-	5,351,590	0.02	105,180,331	53,399,620	-
March 31, 2019	-	(23,354)	0.00	96,818,816	65,508,948	-
December 31, 2018	-	(5,995,672)	(0.03)	101,950,530	71,913,460	-
September 30, 2018	-	(3,092,514)	(0.01)	109,212,038	73,472,963	-
June 30, 2018	-	(7,871,484)	(0.04)	115,434,602	76,695,238	-
March 31, 2018	-	(30,328,316)	(0.16)	83,701,538	76,007,461	-

The Corporation has had relatively consistent operating losses over the past two years, the most significant variances to the net loss and comprehensive loss is the change in the fair value of the warrant derivative, the Convertible Note Derivative and foreign exchange losses on the Convertible Notes and Convertible Note Derivative. Income reported for the second quarter of the current year was primarily due to the change in fair value of the Convertible Note Derivative. Exploration and evaluation expenditures create variances dependent on the nature of the work that is being completed in each quarter. The long-term liability includes the Convertible Note Derivative, which is valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the Convertible Notes (see Note 9 in the Financial Statements).

Midas Gold Corp. | Management’s Discussion & Analysis 8

CAPITAL RESOURCES AND LIQUIDITY

Capital resources of Midas Gold consist primarily of cash and liquid short-term investments. As at December 31, 2019, Midas Gold had cash and equivalents totaling approximately $17.5 million, approximately $0.9 million in other current assets and $4.2 million in trade and other payables. Additionally, as discussed above in the Highlights section, subsequent to year end the Corporation announced that it had completed a financing for gross proceeds of US$35 million to be used for continued work on the Project and for general working capital purposes.

With its current capital resources, including the financing received on March 17, 2020, Midas Gold has sufficient funds to continue to advance the Stibnite Gold Project towards completion of a feasibility study and to continue to advance the regulatory process related to permitting for mine development through 2020. During 2020 and beyond, Midas plans to:

•	Continue engaging with Project stakeholders to provide those stakeholders with the opportunity for better understanding of the Project concepts and to provide a forum for such stakeholders to provide further input into the Project, possible options and alternatives;
•	Continuing to collect environmental baseline data in support of the ongoing regulatory processes related to permitting for site restoration and redevelopment of the Project;
•	Continuing to advance the Project towards completion of a Feasibility Study;
•	Continuing to advance the regulatory process for the restoration and redevelopment of the Project, including the repair of legacy impacts and operation of a modern mining and processing facility that would provide a social and economic benefit to the local community and restoration of the Project site.

Midas Gold has a current liability of $0.3 million related to the warrant derivative. There are no circumstances under which Midas Gold will be required to pay any cash upon exercise or expiry of the warrants (see Note 7 in the Financial Statements).

Midas Gold has long term liabilities of $52.8 million related to the Convertible Notes and the related embedded derivative. The Convertible Note Derivative is valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay cash related to the $25.5 million Convertible Note Derivative upon conversion of the Convertible Notes (see Notes 8 and 9 in the Financial Statements).

Midas Gold does not anticipate the payment of dividends in the foreseeable future.

It is management’s opinion, based on the Corporation’s current capital resources and liquidity and additional funding received on March 17, 2020, that the Corporation will have sufficient assets to discharge its liabilities as they become due, to continue to advance the Stibnite Gold Project through 2020 and beyond, and to meet its administrative and overhead requirements for more than a year.

Contractual Obligations

Mining Claim Assessments

The Corporation currently holds mining claims on which it has an annual assessment obligation of $250,470 to maintain the claims in good standing. The Corporation is committed to these payments indefinitely. Related to the Mining Claim Assessments is a $335,000 bond related to the Corporation’s exploration activities.

Stibnite Foundation

Upon formation of the Stibnite Foundation on February 26, 2019, the Corporation became contractually liable for certain future payments to the Foundation based on several triggering events, including receipt of a positive Record of Decision issued by the US Forest Service, receipt of all permits and approvals necessary for commencement of construction, commencement of construction, commencement of commercial production, and commencement of the final reclamation phase. These payments could begin as early as Q2 2021 based on the current permitting schedule and range from $0.1 million to $1 million (upon commencement of final reclamation phase) in cash and 1.5 million in shares. During commercial production, the Corporation will make payments to the Stibnite Foundation equal to 1% of Total Comprehensive Income less debt repayments or a minimum of $0.5 million.

Midas Gold Corp. | Management’s Discussion & Analysis 9

Option Payments on Mining Claims

The Corporation is obligated to make option payments on mineral claims comprising the Cinnabar prospect, which is part of the Project, in order to maintain an option to purchase to obtain title to these claims. As at December 31, 2019, the remaining option payments due on the Cinnabar property are $80,000, which will be paid over the next two years. The agreement includes an option to extend up to 20 years.

OFF BALANCE SHEET ARRANGEMENTS

The Corporation has no off balance sheet arrangements as of December 31, 2019 and the date of this MD&A.

RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

During the year ended December 31, 2019, compensation of directors and officers and other key management personnel who have the authority and responsibility for planning, directing and controlling the activities of the Corporation was:

	December 31, 2019	December 31, 2018
Salaries and benefits	$753,203	$789,608
Share based compensation	616,104	395,170
	$1,369,307	$1,184,778

During Q1 2018, the Chief Operating Officer retired from his role and therefore is no longer considered key management, however, he continues to serve the company as a director of Midas Gold Idaho, Inc. No post-employment benefits, termination benefits, or other long-term benefits were paid to or recorded for key management personnel during the years ended December 31, 2019 and 2018.

There were no balances outstanding with related parties at December 31, 2019.

MINERAL PROPERTIES

Stibnite Gold Project

The Corporation and its subsidiaries’ property holdings at the Stibnite Gold Project are comprised of a contiguous package of unpatented federal lode claims, unpatented federal mill site claims, patented federal lode claims and patented mill site claims. As of December 31, 2019, this land position encompassed approximately 11,548 hectares held in 1,518 unpatented lode and mill site claims and patented land holdings. The Corporation acquired these rights under the 1872 Mining Law through a combination of transactions and staking and holds a portion under an option agreement. Bureau of Land Management claim rental payments and county filings were made during the previous quarter, are current as of the date of this filing, and the claims are all held in good standing. Normal maintenance and upkeep of the Project infrastructure continued during the year.

Permitting for Development

On December 13, 2016, the USFS reported that it had determined that the Plan of Restoration and Operations (“PRO”) filed by Midas Gold Idaho, Inc. on September 21, 2016 for the restoration, re-development and operation of the Stibnite Gold Project in Valley County, Idaho met the requirements for a plan of operations under USFS regulations allowing the USFS to commence the formal review of the Project under NEPA. The USFS completed public scoping under NEPA during the third quarter of 2017 and the regulatory and cooperating agencies are conducting reviews of the information provided by Midas Gold in its plan of restoration and operations and analyses of alternatives as required under NEPA. The NEPA review is being undertaken in a coordinated process by a total of seven federal, state and local agencies under a memorandum of understanding entered into in September 2017. The NEPA process is ongoing.

District Exploration

No drilling was completed during the reporting period. Other activities continued with efforts directed at updating geological, alteration and structural modelling of the mineral resources to support value engineering design, metallurgical programs and environmental studies for the Feasibility Study and permitting.

Midas Gold Corp. | Management’s Discussion & Analysis 10

Environmental and Other Matters Pertaining to the Stibnite Gold Project

The Project is located in a historic mining district with extensive and widespread exploration and mining activity, and related environmental effects, spanning nearly 100 years from the early 1900s until today. Actions by prior operators and government agencies have addressed some of the historic environmental issues, but extensive disturbance and adverse environmental impacts remain.

For additional disclosure on Environmental and Other Matters refer to the Corporation’s Annual Information Form for the years ending on December 31, 2018 and December 31, 2017, the prospectus dated June 30, 2011, the short form prospectus dated March 8, 2012 and the preliminary and final shelf prospectus dated March 12, 2019 and April 4, 2019, respectively. The Corporation is, and in future will continue to be, subject to federal, state and local statutes, rules and regulations related to, among other things, environmental protection, site access and construction activities. The environmental effects, if any, of current and future activities will be monitored and, where appropriate, mitigated, reclaimed and restored by the Corporation’s subsidiaries.

A number of environmental studies and regulatory investigations in the District identified numerous areas of potential environmental degradation related to past mining. In the past, regulatory actions under CERCLA, the Resource Conservation and Recovery Act (“RCRA”), and state law have been taken by the EPA, the USFS and the IDEQ against historic mining operators. All of these regulatory activities and related clean-up programs pre-date any ownership or activity by the Corporation’s subsidiaries and neither the Corporation nor its subsidiaries have ever operated on the site. Prior to its acquisitions in the District, the Corporation’s subsidiaries conducted all appropriate inquiries into the previous ownership and uses of the site The appropriate inquiries were comprised of formal assessments of the properties encompassing the Project in order to maintain landowner liability protection as a bona fide prospective purchaser under CERCLA stemming from the presence of contamination to which they have not contributed. The Corporation’s subsidiaries continue to discharge their continuing CERCLA obligations in the District in order to maintain their landowner liability protection. The Corporation itself has never had any direct ownership in the mineral properties comprising the Project.

Consent Decrees under CERCLA

Several of the patented lode and mill site claims acquired by subsidiaries of Midas Gold in the areas of the West End mill site claims previously used for processing operations are subject to a consent decree, which covers certain environmental liability and remediation responsibilities with respect to such claims. The consent decree provides the regulatory agencies (that were party to the agreement) access and the right to conduct remediation activities under their respective CERCLA and RCRA authorities as necessary and to prevent the release or potential release of hazardous substances. The consent decree also requires that heirs, successors and assigns refrain from activities that would interfere with or adversely affect the integrity of any remedial measures implemented by government agencies. Several of the patented claims in the Hangar Flats and Yellow Pine properties acquired by subsidiaries of Midas Gold are also subject to a consent decree between the previous owner of those claims and the United States, which imposes certain obligations on that previous owner, including that the previous owner will cooperate with the EPA and USFS in those agencies’ efforts to secure any government controls necessary to implement response activities.

As discussed above in the Quarter Highlights section, on June 6, 2019, the Corporation announced that it and its subsidiaries were advised by the Nez Perce Tribe that it intended to initiate legal action against the Corporation and its subsidiaries related to water quality impacts due to historical mining activity prior to Midas Gold's and its subsidiaries involvement with the site. The Tribe subsequently filed the legal action in the U.S. District Court of Idaho on August 8, 2019 and the Corporation is defending against the litigation.

Neither Midas Gold nor its subsidiaries caused the current water quality issues at the site. Neither Midas Gold nor its subsidiaries have ever conducted any mining operations at site and therefore have no control or responsibility for any pollutant discharges on the site. The Corporation's subsidiaries’ actions on the Project site have been limited to studying current mineral resource potential and environmental conditions in the Stibnite Mining District, evaluating the optimal solutions for remediation and restoration and presenting those solutions to the governmental agencies with appropriate regulatory authority as part of an integrated redevelopment plan for the site. Midas Gold’s subsidiaries have routinely and continually communicated with environmental regulators on the issue of the site's water quality. The Corporation’s subsidiaries have regularly reported to the federal and state regulators current information on the condition of surface and groundwater and are working closely with the IDEQ and the EPA to gain permission to take further action and learn more about the specific causes of degraded water quality.

Midas Gold Corp. | Management’s Discussion & Analysis 11

Plans for the Environmental Issues

The Corporation expects that issues related to existing environmental concern will be addressed as part of the currently ongoing permitting process for future mining operations. For the past two years, The Corporation’s subsidiary, Midas Gold Idaho, has been working with regulators to develop a framework under CERCLA to address historical legacy impacts at the site. Midas Gold Idaho is proposing some cleanup actions that, upon approval, could take place as early as this year that are designed to immediately improve water quality in a number of areas on the site while longer-term actions are being evaluated through the NEPA process. Such early actions would take place under a voluntary administrative order on consent (“AOC”) under CERCLA that would afford legal certainty for Midas Gold Idaho in performing any approved actions. Pursuant to a process that was agreed to late last year, drafts of the AOC and work plans for such early actions are currently under review by the Environmental Protection Agency (“EPA”), Idaho Department of Environmental Quality (“IDEQ”), Shoshone-Bannock Tribes, and USFS. An ancillary outcome of the AOC would be the opportunity to request the court for a stay, or to dismiss, the Clean Water Act litigation (see news release dated December 4, 2019). Under CERCLA and case law precedent, a Federal court has no jurisdiction over a pending Clean Water Act case where an AOC addresses both the same site and the same goals of the pending lawsuit. Midas Gold Idaho, continues to believe that the optimum solution for the site is for all stakeholders to work together to implement the comprehensive and permanent reclamation and restoration of the numerous legacy issues around the site, funded through cash flow from the redevelopment of the site as a modern mining operation. These early actions offer a concrete example of what such collaborative discussions can yield.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results.

Accounting estimates are estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year. Critical estimates used in the preparation of the Financial Statements include, among others, the useful lives of buildings and equipment, valuation of assets, valuation of share based compensation, warrant and Convertible Note Derivatives, mineral resource estimates and the recoverable amount of exploration and evaluation expenditures.

Accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. Critical accounting judgments include the accounting for its exploration and evaluation assets, recognition of deferred tax assets or liabilities, functional currency, fair value of the Convertible Note Derivative, expected economic lives of and the estimated future operating results and net cash flows from buildings and equipment and exploration and evaluation assets.

FINANCIAL INSTRUMENTS

The Corporation’s cash balance decreased from $29,886,558 at December 31, 2018 to $17,504,622 at December 31, 2019. There have been no other significant changes in the Corporation’s financial instruments since December 31, 2018, with the exception of the change in fair value of the Convertible Note Derivative, which is discussed in Results of Operations.

Midas Gold Corp. | Management’s Discussion & Analysis 12

OUTSTANDING SHARE DATA

	March 18, 2020	December 31, 2019
Common shares issued and outstanding	271,541,996	271,125,496
Options outstanding	22,553,500	19,726,250
Warrants outstanding	2,000,000	2,000,000
Shares issuable on conversion of Convertible Note	243,211,305	140,955,666
Total	539,306,801	433,807,412

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation’s management, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has designed disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

DC&P are designed to provide reasonable assurance that material information relating to the Corporation is made known to the CEO and CFO during the reporting period and the information required to be disclosed by the Corporation is recorded, processed, summarized and reported in a timely and appropriate manner. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with international financial reporting standards. Due to the inherent limitations associated with any such controls and procedures, management recognizes that, no matter how well designed and operated, they may not prevent or detect misstatements on a timely basis.

The Corporation’s management, under the supervision of the CEO and CFO, has evaluated both the design and operating effectiveness of its DC&P and ICFR and concluded that, as of December 31, 2019, they are effective in providing reasonable assurance regarding required disclosures and the reliability of external financial reporting.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

National Instrument 52-109 also requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No changes were made to the Corporation's ICFR in the three months ended December 31, 2019 which have materially affected, or are reasonably likely to materially affect, ICFR.

EXTRACTIVE SECTOR TRANSPARENCY MEASURE ACT – REPORTING

In accordance with Canada’s Extractive Sector Transparency Measures Act (the “Act”) that was enacted on December 16, 2014 and brought into force on June 1, 2015, that is intended to contribute to global efforts to increase transparency and deter corruption in the extractive sector, Midas Gold reports that for the year ended December 31, 2019, it has made payments of fees and taxes, as defined by the Act, of US$1,280,729 (2018: US$657,580), to government entities of the below.  The Act only requires payments greater than C$100,000 to be reported and the Corporation will follow these requirements, however the below is provided for additional transparency.

Midas Gold Corp. | Management’s Discussion & Analysis 13

Quarter	Payee	Details	Amount
2019 Q1	Nez Perce Tribe	Nez Perce Tribe Ethnographic Study	$50,000
	Idaho Department of Lands	Reimbursement of expenditures related to water quality testing at the Stibnite Gold Project	$48,365
	Idaho Department of Environmental Quality (“IDEQ”)	Reimbursement of expenditures related to on going IDEQ permitting	$11,155
	City of Riggins	Phase II donation for stage at city park in Riggins which will be utilized for multiple fundraising events in the community	$5,000
2019 Q2	US Forest Service	Reimbursement of salary and operating expenses for the USFS to oversee the EIS process for the Stibnite Gold Project for the first half of the year	$194,064
	US Forest Service	Reimbursement of expenses of the Ethnographic study for the Shoshone-Paiute Tribes	$70,850
	Idaho Department of Lands	Reimbursement of expenditures related to water quality testing at the Stibnite Gold Project	$48,365
	Village of Yellow Pine	Community Agreement payment	$10,000
2019 Q3	Bureau of Land Management	Mineral claim fees	$250,470
	Valley County Road Department	Cost of resurfacing Johnson Creek Rd in accordance with a Mitigation agreement with the Nez Perce Tribe	$147,000
	Idaho Department of Lands	Reimbursement of expenditures related to water quality testing at the Stibnite Gold Project	$48,365
	City of New Meadows	Donation to purchase playground equipment for the City Park	$10,000
2019 Q4	US Forest Service	Reimbursement of salary and operating expenses for the USFS to oversee the EIS process for the Stibnite Gold Project	$346,102
	Valley County Tax Collector	Property taxes	$24,993
	Idaho Department of Lands	Reimbursement of expenditures related to water quality testing at the Stibnite Gold Project	$16,000
	Total		$1,280,729

USE OF PROCEEDS

The Corporation received net proceeds of $14.1 million in June 2019 which were raised in the equity financing led by RBC Capital Markets and BMO Capital Markets. The Prospectus Supplement dated June 12, 2019 included a proposed use of proceeds that would be compared to expenditures from April 1, 2019 onwards. Use of proceeds as reported in the Prospectus Supplement included working capital as of March 31, 2019 of $21.8 million and net proceeds from the financing transaction, for a total of $36.0 million net funds available. A reconciliation of the use of proceeds based on the net funds available and expenditures during the year ended December 31, 2019 is provided below:

Expense Category (in millions)	Proposed Use of Proceeds	Actual Use of Proceeds	Remaining to be Spent / Difference
Permitting	$14.6	$12.2	$2.4
Legal and sustainability	2.7	2.2	0.5
Feasibility and engineering	3.2	1.3	1.9
Field operations	2.9	1.9	1.0
Consulting and labour	6.0	3.5	2.5
Corporate expenses	2.8	2.8	-
General working capital(i)	3.8	-	3.8
	$36.0	$23.9	$12.1

(i)    Funds included in general working capital may be allocated to corporate expenses, business development and legal expenses.

Midas Gold Corp. | Management’s Discussion & Analysis 14

RISKS AND UNCERTAINTIES

Midas Gold is subject to a number of significant risks due to the nature of its business and the present stage of its business development. Only those persons who can bear risk of the entire loss of their investment should invest in the Corporation’s common shares, convertible debentures, warrants, options or other securities.

Midas Gold’s failure to successfully address such risks and uncertainties could have a material adverse effect on its business, financial condition and/or results of operations, and the future trading price of its common shares may decline and investors may lose all or part of their investment. Midas Gold cannot give assurance that it will successfully address these risks or other unknown risks that may affect its business. Estimates of mineral resources and mineral reserves are inherently forward-looking statements subject to error. Although mineral resource and mineral reserve estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Actual results will inherently differ from estimates. The unforeseen events and uncontrollable factors include: geologic uncertainties including inherent sample variability, metal price fluctuations, variations in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

Below is a brief summary of some of Midas Gold’s risks and uncertainties. These risk factors are not a definitive list of all risk factors associated with an investment in the common shares of Midas Gold or in connection with the Corporation’s operations.

Industry Risks

Metal prices have fluctuated widely in the past and are expected to continue to do so in the future, which may adversely affect the amount of revenues derived from the future production of mineral reserves.

The commercial feasibility of the Project and Midas Gold's ability to arrange funding to conduct its planned exploration projects is dependent on, among other things, the price of gold and other potential by-products. Depending on the price to be received for any minerals produced, Midas Gold may determine that it is impractical to commence or continue commercial production. A reduction in the price of gold or other potential by-products may prevent the Project from being economically mined or result in the write-off of assets whose value is impaired as a result of low precious metals prices.

Future revenues, if any, are expected to be in large part derived from the future mining and sale of gold and other potential by-products or interests related thereto. The prices of these commodities fluctuate and are affected by numerous factors beyond Midas Gold’s control, including, among others:

•	international economic and political conditions,
•	central bank purchases and sales;
•	expectations of inflation or deflation,
•	international currency exchange rates,
•	interest rates,
•	global or regional consumptive patterns,
•	speculative activities,
•	levels of supply and demand,
•	increased production due to new mine developments,
•	decreased production due to mine closures,
•	improved mining and production methods,
•	availability and costs of metal substitutes,
•	metal stock levels maintained by producers and others, and
•	inventory carrying costs.

The effect of these factors on the price of gold and other potential by-products cannot be accurately predicted. If the price of gold and other potential by-products decreases, the value of Midas Gold’s assets would be materially and adversely affected, thereby materially and adversely impacting the value and price of Midas Gold’s common shares.

Midas Gold Corp. | Management’s Discussion & Analysis 15

Global financial markets can have a profound impact on the global economy in general and on the mining industry in particular.

Many industries, including the precious metal mining industry, are impacted by global market conditions. Some of the key impacts of financial market turmoil can include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global and specifically mining equity markets, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A slowdown in the financial markets or other economic conditions, including but not limited to, reduced consumer spending, increased unemployment rates, deteriorating business conditions, inflation, deflation, volatile fuel and energy costs, increased consumer debt levels, lack of available credit, lack of future financing, changes in interest rates and tax rates may adversely affect Midas Gold’s growth and profitability potential. Specifically:

•	a global credit/liquidity crisis could impact the cost and availability of financing and Midas Gold’s overall liquidity;
•	the volatility of gold and other potential by-product prices may impact Midas Gold’s future revenues, profits and cash flow;
•	volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs; and
•	the devaluation and volatility of global stock markets impacts the valuation of the Corporation’s equity securities, which may impact its ability to raise funds through the issuance of equity.

Mineral exploration and development in the United States is subject to numerous regulatory requirements on land use.

Mineral exploration and development in the United States is subject to Federal, State and local regulatory processes and evolving application of environmental and other regulations can and has affected the ability to advance mineral projects as effectively as in prior years. A number of mineral projects in the United States have been subjected to regulatory delays or actions that have impeded the progress of these projects towards production. Such delays can increase the funding requirements of the Company as expenditures continue for a longer period of time.

Longstanding legal certainty about the 1872 Mining Law is being challenged in Federal Court.

A changing legal environment and prior court rulings related to the use of unpatented lode mining claims now being overturned and re-examined may cause the Company to make modifications to its current claims management program and strategy.

Resource exploration and development is a high risk, speculative business.

Resource exploration and development is a speculative business, characterized by a high number of failures. Substantial expenditures are required to discover new deposits and to develop the infrastructure, mining and processing facilities at any site chosen for mining. Most exploration projects do not result in the discovery of commercially viable deposits and no assurance can be given that any particular level of recovery or mineral reserves will in fact be realized by Midas Gold or that mineral deposit identified by Midas Gold will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited.

Mineral exploration and development is subject to numerous industry operating hazards and risks, many of which are beyond Midas Gold’s control and any one of which may have an adverse effect on its financial condition and operations.

The Project, and any future operations in which Midas Gold has a direct or indirect interest, will be subject to all the hazards and risks normally incidental to resource companies. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the industry operating risks involved in the conduct of exploration programs and the operation of mines. If any of these events were to occur, they could cause injury or loss of life, severe damage to or destruction of property. As a result, Midas Gold could be the subject of a regulatory investigation, potentially leading to penalties and suspension of operations. In addition, Midas Gold may have to make expensive repairs and could be subject to legal liability. The occurrence of any of these operating risks and hazards may have an adverse effect on Midas Gold’s financial condition and operations, and correspondingly on the value and price of Midas Gold’s common shares.

Mineral exploration and development activities are subject to geologic uncertainty and inherent variability.

There is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There may also be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations.

Midas Gold Corp. | Management’s Discussion & Analysis 16

The quantification of mineral resources and mineral reserves is based on estimates and is subject to great uncertainty.

The calculations of amounts of mineralized material within mineral resources and mineral reserves are estimates only. Actual recoveries of gold and other potential by-products from mineral resources and mineral reserves may be lower than those indicated by test work. Any material change in the quantity of mineralization, grade, tonnage or stripping ratio, or the price of gold and other potential by-products, may affect the economic viability of a mineral property. In addition, there can be no assurance that the recoveries of gold and other potential by-products in small-scale laboratory tests will be duplicated in larger scale pilot plant tests under on-site conditions or during production. Notwithstanding the results of any metallurgical testing or pilot plant tests for metallurgy and other factors, there remains the possibility that the ore may not react in commercial production in the same manner as it did in testing.

Mining and metallurgy are an inexact science and, accordingly, there always remains an element of risk that a mine may not prove to be commercially viable. Until a deposit is actually mined and processed, the quantity of mineral reserves, mineral resources and grades must be considered as estimates only. In addition, the determination and valuation of mineral reserves and mineral resources is based on, among other things, assumed metal prices. Market fluctuations and metal prices may render mineral resources and mineral reserves uneconomic. Any material change in quantity of mineral reserves, mineral resources, grade, tonnage, percent extraction of those mineral reserves recoverable by underground mining techniques or stripping ratio for those mineral reserves recoverable by open pit mining techniques may affect the economic viability of a mining project.

Increased operating and capital costs may adversely affect the viability of existing and proposed mining projects.

The mining industry has at times been subjected to conditions that have resulted in significant increases in the cost of equipment, labour and materials. Midas Gold used benchmarked data for the operation and capital costs included in its PFS issued December 15, 2014, and amended March 28, 2019, however there is no guarantee that development or operations of the Project will eventuate, and if it did, such operating or capital costs will prevail.

The Corporation’s Risks

Midas Gold will need to raise additional capital though the sale of its securities or other interests, resulting in potential for significant dilution to the existing shareholders and, if such funding is not available, Midas Gold’s operations would be adversely affected.

Midas Gold does not generate any revenues and does not have sufficient financial resources to undertake by itself all of its planned exploration and permitting activities. Midas Gold has limited financial resources and has financed its activities primarily through the sale of Midas Gold’s securities such as common shares and convertible notes. Midas Gold will need to continue its reliance on the sale of its securities for future financing including that required to complete the permitting process, resulting in dilution to existing shareholders. Further activities will depend on Midas Gold’s ability to obtain additional financing, which may not be available under favourable terms, if at all. If adequate financing is not available, Midas Gold may not be able to commence or continue with its activities.

Midas Gold has an obligation to repay the outstanding principal under the Convertible Notes issued in March 2016 by the seventh anniversary of their issuance unless previously converted into shares; on or before that date Midas Gold either needs to have arranged sufficient funding to repay the outstanding principal or to have converted the notes into common shares in accordance with the terms of the Convertible Notes.

Midas Gold does not generate revenue and has announced a plan of how it intends to use the proceeds from the issuance of the Convertible Notes over the term of the Convertible Notes. In order to repay the outstanding principal Midas Gold either needs to arrange debt, equity or other forms of funding, to either develop the Stibnite Gold Project and repay the Convertible Notes from operating cash flows, repay the Convertible Notes in full, or convert the Convertible Notes into common shares. The risks associated with the development of the Stibnite Gold Project as stated in this section are high. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the Convertible Notes (also see financing completed on March 17, 2020 discussed above in the Highlights section, which will involve similar risk).

Future sales of Midas Gold’s common shares into the public market by holders of Midas Gold options and warrants may lower the market price, which may result in losses to Midas Gold’s shareholders.

Sales of substantial amounts of Midas Gold’s common shares into the public market by unrelated shareholders, Midas Gold’s officers or directors or pursuant to the exercise of options or warrants, or even the perception by the market that such sales may occur, may lower the market price of the Corporation's common shares.

Midas Gold Corp. | Management’s Discussion & Analysis 17

Midas Gold is subject to numerous government regulations which could cause delays in carrying out its operations, and increase costs related to its business.

Midas Gold’s mineral exploration and development activities are subject to various laws and regulations governing operations, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration, development or production. Amendments to current laws and regulations governing operations, or more stringent implementation thereof could substantially increase the costs associated with Midas Gold’s business or prevent it from exploring or developing its properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Midas Gold and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Midas Gold is currently undertaking an extensive permitting process for the redevelopment and restoration of the Stibnite Gold Project and the timeframes for such processes are not fixed and can take significantly longer than expected.

The regulatory processes related to permitting of major mining projects in the US are subject to considerable uncertainty as to the information required, the timeframes to analyze information provided and the outcomes of such analysis, and the Stibnite Gold Project is more complex than greenfields sites due to the need to address the extensive legacy impacts related to historical mining activities, which adds additional uncertainty. Since Midas Gold entered the permitting process for redevelopment and restoration, the proposed timeframe to get to a Final ROD has been extended by regulators several times and further extensions to the currently published timeframes can be expected.

Midas Gold’s current and future permits to conduct activities at the Stibnite Gold Project could be challenged during regulatory processes or in the courts by third parties and such challenges may delay or prevent the Corporation from meeting its objectives.

Third parties commonly challenge permits related to exploration, development and mining projects and there is possibility that such parties may challenge Midas Gold’s permits for its activities. Such challenges would extend the timeframes anticipated for the Project advancement and increase funding requirements beyond those currently anticipated, or block the approval of the Project.

Midas Gold may face opposition from environmental non-governmental organizations (“NGOs”), Indian tribes or other stakeholders that may delay or interfere with the regulatory process for the development of the Project.

NGOs, Indian tribes or other stakeholders commonly challenge permits related to exploration, development and mining projects and there is possibility that such parties may challenge Midas Gold’s permits for its activities. Such challenges would extend the timeframes anticipated for the Project advancement and increase funding requirements beyond those currently anticipated or prevent the approval of the Project. As noted above, in 2018, the Nez Perce Tribe announced its opposition to the Project and certain NGOs campaigned against the community agreement. As discussed below, the Tribe brought action against Midas Gold that it is presently defending and ultimately believe will be dismissed.

The Nez Perce Tribe has filed a complaint against Midas Gold under the Clean Water Act that the Company is vigorously defending. If successful, this litigation could act to delay the Project.

On June 5, 2019, Midas Gold Corp., Midas Gold Idaho, Inc., Idaho Gold Resources Company, LLC and Stibnite Gold Company (collectively, “Company”) were served by Idaho’s Nez Perce Tribe with a notice of intent (NOI) to sue under the Clean Water Act. The Tribe filed the complaint August 8 in the United States District Court for the District of Idaho which was later served on the Company August 16. The complaint identified eight areas internal and external to the Stibnite Gold Project Site that the suit alleges violates the Clean Water Act, and the action seeks declaratory and injunctive relief.

Midas Gold Corp. | Management’s Discussion & Analysis 18

The Company filed a motion to dismiss and, in the alternative, a motion to stay the litigation pending conclusion of negotiations with the EPA on a CERCLA administrative order on consent (“AOC”), a process that was underway before the plaintiff filed suit. Argument was heard on December 16, 2019 where the motion to dismiss was denied. On January 7, 2020, the Company filed its formal answer denying liability for the allegations contained in the complaint, and on January 8, the motion to stay the litigation was denied by the district court. A scheduling order was entered February 11, 2020, and if the matter proceeds to trial, it will likely take place in 2021. For the past two years, the Company has been working with EPA on a CERCLA agreement that will afford early clean up activity on the Stibnite Site. Also, under CERCLA section 113(h), citizen suits under the Clean Water Act are pre-empted from interfering in work covered under AOCs. The Federal court has been advised that the Company and the regulatory entities are engaged in efforts to craft an approach under CERCLA that would attend to the water quality and other resource issues on the Stibnite Site and effectively address the relief sought in the Tribe’s litigation.

Midas Gold has not completed an environmental impact statement, nor has it received the necessary permits for water or explosives to conduct mining operations.

The department responsible for environmental protection in the U.S. has broad authority to shut down and/or levy fines against facilities that do not comply with environmental regulations or standards. Failure to obtain the necessary permits would adversely affect progress of Midas Gold’s activities and would delay or prevent the beginning of commercial operations.

Midas Gold’s activities are subject to environmental liability.

Midas Gold is not aware of any claims for damages related to any impact that its operations have had on the environment but it may become subject to such claims in the future, including potential claims related to legacy environmental impacts from prior operators. An environmental claim could adversely affect Midas Gold’s business due to the high costs of defending against such claims and its impact on senior management's time. Also, environmental regulations may change in the future which could adversely affect Midas Gold’s operations including the potential to curtail or cease exploration programs or to preclude entirely the economic development of a mineral property. The extent of any future changes to environmental regulations cannot be predicted or quantified, but it should be assumed that such regulations would become more stringent in the future. Generally, new regulations will result in increased compliance costs, including costs for obtaining permits, delays or fines resulting from loss of permits or failure to comply with the new regulations.

Midas Gold faces substantial competition within the mining industry from other mineral companies with much greater financial and technical resources and Midas Gold may not be able to effectively compete.

The mineral resource industry is intensively competitive in all of its phases, and Midas Gold competes with many companies possessing much greater financial and technical research resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped gold properties. The principal competitive factors in the acquisition of such undeveloped properties include the staff and data necessary to identify, investigate and purchase such properties, and the financial resources necessary to acquire and develop such properties. Competition could adversely affect Midas Gold’s ability to advance the Project or to acquire suitable prospects for exploration in the future.

Midas Gold’s future exploration and development efforts may be unsuccessful.

Mineral resource exploration and, if warranted, development, is a speculative business, characterized by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in volume and/or grade to return a profit from production. There is no certainty that the expenditures that have been made and may be made in the future by Midas Gold related to the exploration of its properties will result in discoveries of mineralized material in commercial quantities.

Most exploration projects do not result in the discovery of commercially viable mineral deposits and no assurance can be given that any particular level of recovery or mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially viable deposit which can be legally and economically exploited.

Midas Gold’s mineral resource and mineral reserve estimates may not be indicative of the actual gold that can be mined.

Assays results from core drilling or reverse circulation drilling can be subject to errors at the laboratory analyzing the drill samples. In addition, reverse circulation or core drilling may lead to samples which may not be representative of the gold or other metals in the entire deposit. Mineral resource and mineral reserve estimates are based on interpretation of available facts and extrapolation or interpolation of data and may not be representative of the actual deposit. All of these factors may lead to mineral resource and/or mineral reserve estimates being overstated, the mineable gold that can be received from the Project being less than the mineral resource and mineral reserve estimates, and the Project not being a viable project.

Midas Gold Corp. | Management’s Discussion & Analysis 19

If Midas Gold’s mineral resource and mineral reserve estimates for the Project are not indicative of actual grades of gold and other potential by-products, Midas Gold will have to continue to explore for a viable deposit or cease operations.

Midas Gold has a limited history as an exploration company and does not have any experience in putting a mining project into production.

Midas Gold has only been actively engaged in exploration since 2009. Midas Gold does not generate any revenues from operations or production. Putting a mining project into production requires substantial planning and expenditures and, whilst several members of the management have mine construction experience, as a corporation, Midas Gold does not have any experience in taking a mining project to production. As a result of these factors, it is difficult to evaluate Midas Gold’s prospects, and its future success is more uncertain than if it had a longer or more proven history.

Midas Gold expects to continue to incur losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of Midas Gold’s common shares to decline.

Midas Gold has incurred net losses every year since inception. Midas Gold currently has no commercial production and has never recorded any revenues from mining operations. Midas Gold expects to continue to incur losses, and will continue to do so until such time, if ever, as its properties commence commercial production and generate sufficient revenues to fund continuing operations.

The proposed development of new mining operations will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as Midas Gold adds, as needed, consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Project or any other properties. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture or other agreements with others in the future, its acquisition of additional properties, and other factors, many of which are unknown today and may be beyond the Corporation's control. Midas Gold may never generate any revenues or achieve profitability. If Midas Gold does not achieve profitability, it would have to raise additional financing or shut down its operations.

Midas Gold has negative cash flow from operating activities.

As indicated, the Corporation currently has no producing mines and has no source of operating cash flow other than through equity, joint ventures and/or debt financing. As such, the Corporation has, and is expected to continue to have, negative operating cash flow. To the extent the Corporation has negative cash flow in future periods, the Corporation may use a portion of its general working capital to fund such negative cash flow.

Midas Gold’s title to its mineral properties and its validity may be disputed in the future by others claiming title to all or part of such properties.

Midas Gold’s properties consist of various mining concessions in the U.S. Under U.S. law, the concessions may be subject to prior unregistered agreements or transfers, which may affect the validity of Midas Gold’s ownership of such concessions. A claim by a third party asserting prior unregistered agreements or transfer on any of Midas Gold’s mineral properties, especially where commercially viable mineral reserves have been located, could adversely result in Midas Gold losing commercially viable mineral reserves. Even if a claim is unsuccessful, it may potentially affect Midas Gold’s current activities due to the high costs of defending against such claims and its impact on senior management's time. If Midas Gold loses a commercially viable mineral reserve, such a loss could lower Midas Gold’s revenues or cause it to cease operations if this mineral reserve represented all or a significant portion of Midas Gold’s operations at the time of the loss.

Midas Gold’s ability to explore and, if warranted, develop its mineral claims may be impacted by litigation or consent decrees entered into by previous owners of mineral rights that now comprise the Project, related to disturbance related to past mining, exploration and permitting activities.

Several of the patented lode and mill site claims acquired by Midas Gold over the West End Deposit and the Cinnabar claim groups (the latter held under option) are subject to a consent decree under CERCLA, which covers certain environmental liability and remediation responsibilities with respect to such claims. The consent decree requires that heirs, successors and assigns refrain from activities that would interfere with or adversely affect the integrity of any remedial measures implemented by government agencies. Several of the patented claims in the Hangar Flats and Yellow Pine properties are subject to a consent decree under CERCLA between the original owner of those claims and the United States, which creates certain obligations on that owner, including that the owner will cooperate with the EPA and U.S. Forest Service in those agencies’ efforts to secure any government controls necessary to implement response activities.

Midas Gold Corp. | Management’s Discussion & Analysis 20

All industries, including mining, are subject to legal claims with or without merit. Defense and settlement costs can be substantial, even with respect to claims without merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular claim could have an effect on the Corporation’s financial position. It is possible that any proposal to develop a mine on the Project, or any governmental approval for such a development, could be challenged in court by third parties, the effect of which would be to delay and possibly entirely impede the Corporation from developing the Project or commencing production.

Midas Gold depends on key personnel for critical management decisions and industry contacts but does not maintain key person insurance.

Midas Gold is dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on the operations of Midas Gold. Midas Gold’s success is dependent to a great degree on its ability to attract and retain highly qualified management personnel. The loss of any such key personnel, through incapacity or otherwise, would require Midas Gold to seek and retain other qualified personnel and could compromise the pace and success of its exploration and permitting activities. Midas Gold does not maintain key person insurance in the event of a loss of any such key personnel.

Midas Gold does not have a full staff of technical people and relies upon outside consultants to provide critical services.

Midas Gold has a relatively small staff and depends upon its ability to hire consultants with the appropriate background and expertise as such persons are required to carry out specific tasks. Midas Gold’s inability to hire the appropriate consultants at the appropriate time could adversely impact Midas Gold’s ability to advance its exploration and permitting activities.

Certain Midas Gold directors also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts.

Certain Midas Gold directors and officers are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. Directors and officers of the Corporation with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulations, rules and policies.

Midas Gold has no history of paying dividends, does not expect to pay dividends in the immediate future and may never pay dividends.

Since incorporation, neither Midas Gold nor any of its subsidiaries have paid any cash or other dividends on its common shares, and the Corporation does not expect to pay such dividends in the foreseeable future, as all available funds will be invested primarily to finance its mineral exploration programs.

Midas Gold’s business involves risks for which Midas Gold may not be adequately insured, if it is insured at all.

In the course of exploration and development of, and production from, mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including landslides, ground failures, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks. Midas Gold does not currently have insurance against all such risks and may decide not to take out insurance against all such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of Midas Gold.

Additionally, the Corporation is not insured against most environmental risks. Insurance against all environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products by third parties occurring as part of historic exploration and production) has not been generally available to companies within the industry. The Corporation periodically evaluates the cost and coverage of the insurance that is available against certain environmental risks to determine if it would be appropriate to obtain such insurance. Without such insurance, or with limited amounts of such insurance, and if the Corporation becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Corporation has to pay such liabilities and result in bankruptcy. Should the Corporation be unable to fully fund the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

Midas Gold Corp. | Management’s Discussion & Analysis 21

A shortage of supplies and equipment could adversely affect Midas Gold’s ability to operate its business.

Midas Gold is dependent on various supplies and equipment to carry out its activities. The shortage of such supplies, equipment and parts could have a material adverse effect on Midas Gold’s ability to carry out its activities and therefore have a material adverse effect on the cost of doing business.

A cyber security incident could adversely affect Midas Gold’s ability to operate its business.

Information systems and other technologies, including those related to the Corporation’s financial and operational management, and its technical and environmental data, are an integral part of the Corporation’s business activities. Network and information systems related events, such as computer hacking, cyber-attacks, computer viruses, worms or other destructive or disruptive software, process breakdowns, denial of service attacks, or other malicious activities or any combination of the foregoing or power outages, natural disasters, terrorist attacks, or other similar events could result in damages to the Corporation’s property, equipment and data. These events also could result in significant expenditures to repair or replace damaged property or information systems and/or to protect them from similar events in the future. Furthermore, any security breaches such as misappropriation, misuse, leakage, falsification, accidental release or loss of information contained in the Corporation’s information technology systems including personnel and other data that could damage its reputation and require the Corporation to expend significant capital and other resources to remedy any such security breach. Insurance held by the Corporation may mitigate losses however in any such events or security breaches may not be sufficient to cover any consequent losses or otherwise adequately compensate the Corporation for any disruptions to its business that may result and the occurrence of any such events or security breaches could have a material adverse effect on the business of the Corporation. There can be no assurance that these events and/or security breaches will not occur in the future or not have an adverse effect of the business of the Corporation.

It may be difficult to anticipate the effects of COVID-19 to the Corporation.

The Corporation has not assessed the potential impacts, if any, that COVID-19 may have on its business and operations, which could include the Corporation’s ability to purchase products and/or services at reasonable costs in the operation of its business and to stay on schedule due to the reliance on external parties in the permitting process. In order to minimize potential impacts on the Corporation’s personnel and operations, it introduced a ‘work from home’ policy at its offices in Canada and Idaho, has reduced travel and transitioned to virtual meetings where feasible. The Corporation has and will continue to take other measures recommended by Health Canada and the US Center for Disease Control, as appropriate.

CAUTIONARY NOTE IN RESPECT OF MINERAL RESOURCES AND MINERAL RESERVES

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. The Project mineral resource estimates include inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to the measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

The mineral resources and mineral reserves at the Project are contained within areas that have seen extensive disturbance resulting from prior mining activities. For Midas Gold to advance its interests at the Stibnite site, the Project will be subject to a number of Federal, State and local laws and regulations and will require permits to conduct its activities. However, Midas Gold is not aware of any environmental, permitting, legal or other reasons that would prevent it from advancing the Project.

This MD&A and the mineral resource and mineral reserve estimates referenced in this MD&A are reported in accordance with the requirements under Canadian securities laws, namely National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), which differ from the requirements under U.S. securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements under the U.S. Securities and Exchange Commission (“SEC”) Industry Guide 7. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade, without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Midas Gold is not a SEC registered Corporation nor are any of its subsidiaries.

Midas Gold Corp. | Management’s Discussion & Analysis 22